DIALYSIS CORPORATION OF AMERICA
                            1302 Concourse Drive, Suite 204
                                  Linthicum, MD 21090
                               Telephone: (410) 694-0500
                               Telecopier: (410) 694-0596

October 28, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

     RE: Dialysis Corporation of America ("Company")
         Form 10-K for fiscal year ended December 31, 2008 ("Form 10-K") Form 10-Q for quarterly period ended June 30, 2009 ("Form 10-Q")
         Schedule 14A filed April 27, 2009, File No. 000-08527 ("Proxy
              Statement")

Dear Mr. Rosenberg:

     This letter is in response to your October 16, 2009 comments to the Company's responses of September 4, 2009, to your initial August 20, 2009 letter relating to the Company's Form 10-K, Form 10-Q and Proxy Statement. We appreciate your assistance for the Company's compliance with the applicable disclosure requirements and to enhance its disclosure in its filings.

     The following responses are keyed to your comments.


Form 10-K

     Item 7. Management's Discussion and Analysis of Financial Condition and
     -----------------------------------------------------------------------
             Results of Operations
             ---------------------

     Results of Operations, page 38
     ------------------------------

     1. Comment re: comparative tabular format, payor mix computations and related aging of accounts receivables

      Response: Our September 4, 2009 response clarified why we believed this disclosure was not necessary, and provided expanded disclosure relating to unreserved accounts receivable, percentage of "patient pay" treatments, and most revenue derived from government and commercial payors.

     This was confirmed in a discussion between James Peklenk, Staff Accountant, and Lawrence E. Jaffe, Esq. of Jaffe & Falk, LLC, our counsel.

     First, as to the breakdown of revenues in the chart on page 36 of our Form 10-K, since "other private payors" are less than 1% of revenues, as discussed with Mr. Jaffe, that line item would be footnoted, which note would read: "Private payors represent an insubstantial amount (less than 1%) of revenues." If for fiscal 2009, private payors become more substantial, which is not anticipated, we will break out "other private payors" and provide the dollar amount for that category.

     Further, we will modify our original September 4, 2009 response to this comment, and add the following to this section of our 2009 Form 10-K.

          As of December 31, 2009, approximately $XX million in unreserved accounts receivable, representing approximately X% of our total account receivable balance, were more than six months old. Approximately X% of our dialysis treatments are classified as "patient pay." Approximately $XX [or X%] of our outstanding receivables are from private payors. These private payors represent approximately X% of our receivables more than six months old, and X% of receivables more than 12 months old.


     Item 15. Financial Statements and Supplemental Data
     ---------------------------------------------------
     Notes to Consolidated Financial Statements
     ------------------------------------------
     Note 1 - Summary of Significant Accounting Policies
     ---------------------------------------------------
     Accrued Expenses, page F-10
     ---------------------------

     2. Comment re: revised disclosure to comment three of staff letter August 20, 2009.

     Response: Accrued expenses are comprised as follows:

                                             December 31,
                                        -----------------------
                                            (in thousands)
                                        2008               2007
                                        ----               ----
Accrued compensation                   $1,486             $1,342

Duplicate insurance payments            1,113                726
Excess insurance payments               3,575              2,063
Health insurance premium payable          341                687
Other                                     971              1,343
                                       ------             ------
                                       $7,485             $6,162

     Duplicate insurance payments occur when we are paid more than once for the same service. Excess insurance payments represent amounts paid by insurance companies in excess of the amounts earned from associated treatments that are not duplicate insurance payments. On a quarterly basis, we perform an analysis to determine whether these excess insurance payments result from payments in excess of contractual agreements, payments made as primary payor when the party is a secondary payor, or variances to estimated fee schedules used for payors to whom we are not contracted. Our analysis includes communicating with payors to determine the reason for the excess payment. These amounts remain in excess insurance payments or duplicate payments until resolution, which can vary from several months to several years.

     Based upon our quarterly analyses, we determined that approximately $553, or 0.7% of medical services revenue for 2008, and $442, or 0.6% of medical services revenue for 2007, that had been included in excess insurance payments was nonrefundable. These amounts were primarily related to earned revenues greater than the estimated fees recognized as medical services revenue from payors to whom we were not contracted.

     Note 7 - Acquisitions
     ---------------------

     3. Comment re: clarifying why no customer related intangible assets recorded; please address:
        a. customer related intangible
        b. any customer lists; can they be sold
        c. hospital contracts acquired
        d. support statement that no separable patient relationship intangible exists that can be sold; any commercial payor contracts and if transferable; structured relationships with nephrologists and why no separable customer relationships exist.

     Response: It is a standard practice in the dialysis industry to value dialysis acquisitions based upon a multiple of cash flows. For convenience, companies analyze transactions and present information on a per patient basis because the number of patients is normally known to interested parties, whereas cash flow is not. The consideration for our acquisitions has never been determined on a per patient basis.

     As explained below, we do not have contracts with our patients and neither acquire nor subsequently enter into contracts with the patients of any acquired facility, either individually, through commercial payors, or through nephrologists who refer patients to our facilities. Also, we do not have relationships with patients that are separable and capable of being exchanged or sold.

     Under Medicare regulations, the Company may not promote, develop or maintain any kind of contractual relationship with patients that, directly or indirectly, obligates a patient to use the Company's services, or gives the Company any rights other than those related to collecting payment for services provided. As part of an acquisition, the Company is given the medical records of patients in order to understand their treatment history, but we are not able to exchange or sell records related to specific patients or a patient list, which would be illegal under Medicare regulations. We have not acquired any hospital contracts in any of our acquisitions.

     About 15% of our patients have private health insurance and are referred to as "commercial patients." On average, about 50% of our commercial patients have an insurance plan where we have a contract with the commercial payor. The commercial contract specifies what the payor will pay us for dialysis treatments. It is routine for the Company to have commercial contracts in place under which it is not treating any patients. It is also routine for the Company to already have a commercial contract in place before acquiring a new unit. Commercial contracts are typically annual and can be cancelled by either party usually upon short notice (i.e. 30 days). We are not contracted with a commercial payor for the remaining 50% of commercial patients. These commercial patients use our facilities on an out of network basis.

     The Company has no legal basis to require a patient to receive treatments in its facilities. The patient's primary relationship is with his nephrologist. Nephrologists for patients at our centers are lawfully prohibited from, and do not receive referral fees for, recommending our centers to their patients. The nephrologists are under no obligation to refer our centers to their patients, who are free to select and change nephrologists as well as the dialysis facility where they will be treated. As a matter of law, patients at our centers are free to decide where to be treated for dialysis. Therefore, a separate customer related intangible is not created with our acquisitions.


Schedule 14A

     Elements of Compensation, page 28
     ---------------------------------

    4. Confirm where compensation committee makes recommendations to the board inconsistent with those of the CEO, disclosure will be included of the reasons and circumstances.

     Response: We appreciate the staff's note to our prior comment 8. We confirm that in instances where the compensation committee makes recommendations to the board of directors inconsistent with the recommendations it received from the Company's CEO, the Company will include in its disclosure a discussion of the reasons why and circumstances surrounding the committee's decision to exercise its discretion to modify the CEO's recommendations.

     Feel free to contact Andrew Jeanneret, Vice President, Finance and CFO, at (410) 694-0500 to discuss the responses to the financial statements and related matters. You may contact Lawrence Jaffe, Esq., one of our counsel, at (305) 364-1300 with questions regarding any of the other matters. Also, do not hesitate to call me relating to these responses at (410) 694-0500.

     We thank the staff for its time, assistance and consideration.

                                  Very truly yours,

                                  Dialysis Corporation of America

                                     /s/ Stephen W. Everett
                                  By:____________________________________
                                     Stephen W. Everett, President and
                                      Chief Executive Officer

cc: Joel Parker, Accounting Branch Chief
    James Peklenk, Staff Accountant
    Laura Crotty, Staff Attorney